STOCK SUBSCRIPTION AGREEMENT


Agreement between AAL Variable Product Series Fund, Inc., a Maryland corporation and open-end investment company (hereinafter the "FUND"), and Aid Association for Lutherans, a Wisconsin corporation (hereinafter "AAL").

In consideration of the mutual promises set forth herein, and other good and valuable consideration, the parties agree as follows:


1. The FUND agrees to sell to AAL, and AAL agrees to purchase, shares equal to the following dollar amount for each portfolio:

      AAL Variable Product Money Market Portfolio              $2,000,000.00
      AAL Variable Product Bond Portfolio                      $5,000,000.00
      AAL Variable Product Balanced Portfolio                  $12,500,000.00
      AAL Variable Product Large Company Stock Portfolio       $7,500,000.00
      AAL Variable Product Small Company Stock Portfolio       $5,000,000.00


2. The initial net asset value per share for each of the portfolios (other than the AAL Variable Product Money Market Portfolio) will be $10.00. The initial net asset value per share for the AAL Variable Product Money Market Portfolio will be $1.00.


3. AAL hereby represents that it is purchasing the shares solely for its own account and solely for investment purposes without any present intent of distributing or reselling said shares. AAL further represents that disposition of said shares will only be by direct redemption to or repurchase by the FUND.


4. AAL acknowledges that the shares will not have been registered under any state or federal securities laws at the time of the transaction and that, therefore, the Fund will be relying on certain exemptions therein from such registration requirements, including exemptions dependent on the intent of the undersigned in acquiring the shares.


5. AAL hereby agrees that the FUND shares purchased pursuant to this Agreement will not be redeemed until the occurrence of either of the following events: (1) the passage of one year from the date of AAL's investment; or (2) such time as the total net assets for each portfolio equal or exceed the amounts specified below:

       AAL Variable Product Money Market Portfolio              $25,000,000.00
       AAL Variable Product Bond Portfolio                      $50,000,000.00
       AAL Variable Product Balanced Portfolio                  $100,000,000.00
       AAL Variable Product Large Company Stock Portfolio       $50,000,000.00
       AAL Variable Product Small Company Stock Portfolio       $50,000,000.00

         AAL further agrees to provide the applicable portfolio with at least 10 days' advance written


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Stock Subscription, page 2
         notice of any intended redemption and agree that it will work with the portfolio with respect to the amount of such redemption so as not to place a burden on the portfolio and to facilitate normal portfolio management of the portfolio.


In witness whereof, the parties hereto have executed this Agreement by their duly authorized representatives this 6th day of October, 1994.


AAL VARIABLE PRODUCT SERIES FUND, INC.    AID ASSOCIATION FOR LUTHERANS


/s/  D. Charles DeVries                   /s/ R. L. Gunderson
-----------------------------------       --------------------------------------
D. Charles DeVries                        Richard L. Gunderson
President                                 President and Chief Executive Officer



Attest  /s/ Anne Ertel-Sawasky            Attest  /s/ W. R. Heerman
-----------------------------------       ------------------------------------
Anne T. Ertel-Sawasky                     W.R. Heerman
Assistant Secretary                       Secretary